UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)

New Fortress Energy LLC
(Name of Issuer)

Class A Shares Representing Limited Liability Company Interests
(Title of Class of Securities)

644393 100

(CUSIP Number)

Randal A. Nardone
111 W. 19th St., 8th Floor
New York, NY 10011
(516) 268-7400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 3, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*            The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

SCHEDULE 13 D

CUSIP No. 644393 100

1	NAMES OF REPORTING PERSONS
Randal A. Nardone

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
24,325,294

	8	SHARED VOTING POWER
8,696,300

	9	SOLE DISPOSITIVE POWER
24,325,294

	10	SHARED DISPOSITIVE POWER
8,696,300

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
33,021,194

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
60.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	Calculations are based upon a total of 24,236,495 Class A Shares outstanding as of April 30, 2020, as disclosed on the Quarterly Report on Form 10-Q filed by New Fortress Energy LLC on May 6, 2020.

Explanatory Note:

This Amendment No. 2 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on February 4, 2019  (the "Original Schedule 13D"), as amended by Amendment No. 1 filed with the SEC on March 28, 2019 (the Original Schedule 13D, as previously amended and as further amended and supplemented by this Amendment, the "Schedule 13D") by Randal A. Nardone (the "Reporting Person") with respect to the Class A common shares representing limited liability company interests ("Class A Shares") of New Fortress Energy LLC, a Delaware limited liability company (the "Issuer"). The Reporting Person is filing this Amendment to disclose events that may be deemed to constitute the acquisition of beneficial ownership of 29,941,194 Class A Shares, as more fully described below in Items 3 and 5, and the entry into certain agreements in respect of Issuer securities, as more fully described below in Item 3, together with the other changes disclosed herein.

 Unless set forth below, all previous Items of the Original Schedule 13D are unchanged. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 to the Schedule 13D is hereby amended by the addition of the following text:

The Amended and Restated Limited Liability Company Agreement (the "NFI LLCA") of New Fortress Intermediate LLC ("NFI") provides certain holders of common units ("NFI LLC Units") of NFI and non-economic Class B common shares (the "Class B Shares") of the Issuer with certain rights to cause NFI or the Issuer to acquire all or a portion of the NFI LLC Units and an equal number of Class B Shares (the "Redemption Right") for, at the election at NFI or the Issuer, as applicable, (a) Class A Shares at a redemption ratio of one Class A Share for each NFI LLC Unit and Class B Share redeemed, subject to conversion rate adjustments for any equity split, equity distribution, reclassification or other similar transaction, or (b) an equivalent amount of cash based on the trading price of a Class A Share on the trading day that is immediately prior to the date of the redemption.

The NFI LLC Units were previously held directly by New Fortress Energy Holdings LLC ("NFEH"). As of June 3, 2020, NFEH was majority owned and controlled by Fortress Equity Partners (A) LP (the "Fortress Shareholder"), of which the Reporting Person is a limited partner. Fortress Shareholder has adopted a plan of liquidation and on June 3, 2020 Fortress Shareholder distributed common units of NFEH to its limited partners, including the Reporting Person, in a pro rata distribution. Following the distribution by the Fortress Shareholder and also on June 3, 2020, NFEH distributed the NFI LLC Units, together with an equal number of Class B Shares, to its members, including the Reporting Person, in a pro rata distribution (the "Pro Rata Distributions").

On June 3, 2020, the Reporting Person entered into a mutual agreement (the "Mutual Agreement") with the Issuer, Fortress Equity Partners GP, LLC ("FEP GP"), WRE Trust ("WRE Trust"), FEP HoldCo LLC ("HoldCo"), Wesley R. Edens, NFE SMRS Holdings LLC (collectively, with the Reporting Person, FEP GP, WRE Trust, HoldCo, and Wesley R. Edens, the "Exchanging Members") and NFE Sub LLC, a wholly owned subsidiary of the Issuer ("NFE Sub"). Pursuant to the Mutual Agreement, each of the Exchanging Members agreed that they will deliver a block redemption notice in accordance with Section 4.6(b)(ii)(B) of the NFI LLCA with respect to all of the NFI LLC Units, together with an equal number of Class B Shares that they indirectly own as members of NFEH or indirectly as limited partners of Fortress Shareholder (the "Block Redemption Notice"). Pursuant to the Mutual Agreement, the Issuer has agreed that it will exercise the Call Right (as defined in the NFI LLCA), pursuant to which the Issuer will acquire such NFI LLC Units and such Class B Shares in exchange for Class A Shares to be issued to the Exchanging Members, including the Reporting Person (the "Exchange Transaction"). Pursuant to the Mutual Agreement, the Exchanging Members have also agreed with the Issuer to not, without the consent of the Reporting Person and Wesley R. Edens, transfer any of the Class A Shares they receive in the Exchange Transaction for 90 days following the date of the Exchange Transaction. FEP GP and/or other affiliates of Fortress Investment Group LLC (together, "Fortress"), of which the Reporting Person is Principal, Co-Chief Executive Officer and a Class A Director, beneficially own 13,399,317 Class A Shares. While the Reporting Person may participate in Fortress's voting and investment decisions concerning its holdings of Class A Shares, the Reporting Person disclaims beneficial ownership thereof and the Reporting Person otherwise disclaims beneficial ownership of the Class A Shares held by the other Exchanging Members.

On June 3, 2020, the Reporting Person and other Exchanging Members delivered to the Issuer a Block Redemption Notice to initiate the Exchange Transaction, pursuant to which the Issuer is obligated to issue the Class A Shares. On June 10, 2020, the Exchange Transaction was consummated. The Reporting Person received 21,245,294 NFI LLC Units and Class B Shares in the Pro Rata Distributions and on June 10, 2020 the Reporting Person received 21,245,294 Class A Shares in exchange therefor in the Exchange Transaction, with neither such transaction subject to material conditions outside his control. Accordingly, the entry into the Mutual Agreement may be deemed the Reporting Person's acquisition of beneficial ownership of 29,941,194 Class A Shares, including 8,696,300 Class A Shares, the beneficial ownership of which was acquired by Holdco.

Item 4.	Purpose of Transaction

Item 4 to the Schedule 13D is hereby amended by the addition of the following text:

The information contained in Item 3 to this Amendment is incorporated herein by reference.

(j)           NFE WE LLC and NFE RN LLC, entities controlled by the Reporting Person and Wesley R. Edens, were assigned NFEH's right to appoint five of the nine members to the board of directors of the Issuer, on the terms set forth in that certain Shareholder Agreement, by and between the Issuer and NFEH.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

(a) — (b)          The aggregate number and percentage of Class A Shares beneficially owned by the Reporting Person (on the basis of a total of 24,236,495 Class A Shares issued and outstanding as of April 30, 2020, as disclosed on the Quarterly Report on Form 10-Q filed by the Issuer on May 6, 2020) are as follows:

Amount beneficially owned: 33,021,194

Percentage:	60.9%
Number of shares to which the Reporting Person has:
i. Sole power to vote or to direct the vote:	24,325,294
ii. Shared power to vote or to direct the vote:	8,696,300
iii. Sole power to dispose or to direct the disposition of:	24,325,294
iv. Shared power to dispose or to direct the disposition of:	8,696,300

(c)          The information contained in Item 3 above is incorporated herein by reference. Except as described therein, the Reporting Person has not effected any transactions in the Class A Shares during the past 60 days.

(d)          The Reporting Person has the sole right to receive or direct the receipt of dividends on and the proceeds from the sale of the Class A Shares reported on the cover page of this Schedule 13D and in this Item 5, other than those Class A Shares beneficially owned by HoldCo. HoldCo is a limited liability company, the members of which have the right to receive or direct the receipt of dividends on and the proceeds from the sale of the Class A Shares beneficially owned by HoldCo. Except for the foregoing, no other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends on or the proceeds from the sale of the Class A Shares beneficially owned by the Reporting Person.

(e)          Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 to the Schedule 13D is hereby amended by the addition of the following text:

The information contained in Item 3 to this Amendment regarding the Mutual Agreement and the Exchange Transaction is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit A          Mutual Agreement by and between the Reporting Person and the other parties named therein, dated June 3, 2020 (as incorporated herein by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on June 9, 2020).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of June 10, 2020.
	By:	/s/ Randal A. Nardone
	Name:	Randal A. Nardone